Koor Industries Ltd.


                                                Office of Legal Counsel
                                                21 Ha'arba'ah St.
                                                Tel-Aviv 64739
                                                Israel
                                                Tel.:972-3-6238420
                                                Fax:972-3-6238425

                                                4 December 2001



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
The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
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Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 18/2001)
      Koor Industries Ltd.(Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

E.C.I. Telecom Ltd.(hereinafter: "ECI") (is held by Koor today at 34.69%), is negotiating with a group of investors for a $50 million investment in ECI through a private placement of 12.5% of ECI shares. The investment group includes Isal Amlat Investments (1993) Ltd., entities affliated with Shlomo Dovrat and the Ofer Brothers Group.


                                             Yours Sincerely,


                                            Shlomo Heller, Adv.
                                               Legal Counsel